SUB-ITEM 77D(g)

                             POLICIES WITH RESPECT TO
                             SECURITIES INVESTMENTS

          AIM COUNSELOR SERIES TRUST (INVESCO COUNSELOR SERIES TRUST)

On June 15, 2011, the Investment Committee of the Board of AIM Counselors Series Trust (Invesco Counselors Series Trust) (the "Board") on behalf of its portfolio, Invesco Select Real Estate Income Fund (the "Fund") approved that the officers of the Fund be authorized to (i) remove the 25% investment limitation on non-U.S. investments; (ii) increase the Fund's limitation on developing markets investments from 5% to 20%; (iii) change the benchmarks of the Fund to be equally weighted (i.e., 50% each) in the EPRA/NAREIT Developed Real Estate Index and the Wells Preferred REIT Index; and (iv) change the name of the Fund to Invesco Global Real Estate Income Fund.